As filed with the Securities and Exchange Commission on May  , 1996
                                                       Registration No. 33-_____
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                              ------------------

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              ------------------

                         LEGGETT & PLATT, INCORPORATED
            (Exact name of registrant as specified in its charter)

                              ------------------

           MISSOURI                NO. 1--LEGGETT ROAD          44-0324630
(State or other jurisdiction of  CARTHAGE, MISSOURI 64836    (I.R.S. Employer
incorporation or organization)        (417) 358-8131        Identification No.)
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ------------------

   JOHN A. LYCKMAN, ASSISTANT GENERAL COUNSEL, LEGGETT & PLATT, INCORPORATED
         NO. 1--LEGGETT ROAD, CARTHAGE, MISSOURI 64836, (417) 358-8131
               (Name, address, including zip code, and telephone
              number, including area code, of agent for service)

                              ------------------

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective on dates, at times and on terms not currently determined.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                        CALCULATION OF REGISTRATION FEE
================================================================================================================
                                                                          Proposed
                                                    Proposed              Maximum
Title of Each Class of          Amount to be        Maximum Offering      Aggregate Offering    Amount of
Securities to be Registered     Registered          Price Per Share (1)   Price (1)             Registration Fee
- ----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
value and attached Preferred
Stock Purchase Rights           3,384,710 shares    $25.00                $84,617,750           $29,178.53
================================================================================================================

     (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based upon the average of the high and low prices of Registrant's Common Stock on May 3, 1996 on the New York Stock Exchange Composite Tape of $25.00.

                              ------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                                3,384,710 Shares

                         LEGGETT & PLATT, INCORPORATED
                                 COMMON STOCK
      (AND PREFERRED STOCK PURCHASE RIGHTS ATTACHED TO THE COMMON STOCK)


     The shares of Common Stock, $.01 par value, (the "Common Stock") of Leggett & Platt, Incorporated, a Missouri corporation (the "Company") offered hereby (the "Shares") are being sold for the account of and by the persons named under the caption "Selling Shareholders." The Selling Shareholders have advised the Company that these Shares may be sold from time to time in transactions on the New York Stock Exchange or Pacific Stock Exchange or in negotiated transactions, in each case at prices satisfactory to the Seller. (See "Plan of Distribution.")

     The Company will receive no part of the proceeds from the sale of the Shares. The Selling Shareholders will pay all applicable stock transfer taxes, transfer fees and brokerage commissions, and related fees and expenses, but the Company will bear the cost of preparing the Registration Statement and Prospectus and all filing, legal and accounting fees incurred in connection with registration of the Shares under the federal securities laws.

     The Common Stock is listed on the New York Stock Exchange and Pacific Stock Exchange (symbol: LEG). On May 3, 1996 the average of the high and low prices of the Common Stock on the New York Stock Exchange, Composite Transactions was $25.00 per share.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholder or any other person. Neither the delivery of this Prospectus nor any sale made herein shall, under the circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

              The date of this Prospectus is May __, 1996

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 75 Park Place, 14th Floor, New York, New York 10007; and 5757 Wilshire Blvd., Suite 500 East, Los Angeles, California 90036-3648. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. Reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York and at the office of the Pacific Stock Exchange Incorporated, Listings Department, 115 Sansone Street, Suite 1104, San Francisco, California 94104. This Prospectus does not contain all the information set forth in the Registration Statement filed by the Company with respect to the offering made hereby. Copies of such Registration Statement are available from the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been previously filed by the Company with the Commission and are incorporated by reference into this Prospectus:

     (1)  Annual Report on Form 10-K for the year ended December 31, 1995.

     (2)  Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     (3)  Current Report on Form 8-K dated May 6, 1996.

     (4) The description of the Company's common stock contained in Form 8-A dated June 5, 1979, including any amendments or reports filed for the purpose of updating such description.

     (5) The description of the Company's Preferred Stock Purchase Rights contained in Form 8-A dated February 15, 1989, including any amendments or reports filed for the purpose of updating such description.

     All reports and definitive proxy statements filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering to be made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents, except that in no event shall any information included in any such document in response to item 402(i), (k) or (l) of Regulation S-K be deemed to constitute a part of this Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein or in the Registration Statement by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). All requests for such information should be directed to the Company's executive offices at No. 1 Leggett Road, Carthage, Missouri 64836,
Attention: Investor Relations, (417) 358-8131.

                                  THE COMPANY


     The Company was incorporated in 1901 as the successor to a partnership formed in 1883 at Carthage, Missouri. That partnership was a pioneer in the manufacture and sale of steel coil bedsprings. The Company's principal executive offices are located at No. 1--Leggett Road, Carthage, Missouri 64836, telephone
(417) 358-8131. Unless otherwise indicated the term "Company" includes Leggett & Platt, Incorporated and its majority-owned subsidiaries.

     The Company is a manufacturer. It makes a variety of engineered products which are sold to several thousand customers. The Company's products include a broad line of components that are primarily sold to companies which manufacture finished furniture and bedding. Components are items used by furnishings manufacturers to construct their finished products. Examples of components manufactured by the Company include innerspring and boxspring units for mattresses and boxsprings; foam, textile, fiber and other cushioning materials for bedding and furniture; springs and seating suspensions for furniture; steel mechanisms for reclining chairs, sleeper sofas and other types of motion furniture; chair controls, aluminum, steel and plastic bases for office furniture; non-fashion fabrics and other furniture supplies.

     The Company also makes some finished furnishings products. Examples include bed frames, daybeds, bunk beds, headboards, electric beds, carpet underlay, metal and wire displays, shelving and commercial fixtures. These finished products are sold to manufacturers that also buy the Company's components or to wholesalers, retailers and others.

     Outside the furnishings area, the Company produces and sells a number of components and other products used in many different home, industrial and commercial applications. These products require manufacturing technologies similar to those used in making furnishings products and also include certain raw materials which the Company makes for its own use. Examples of these diversified products include industrial wire, steel tubing, aluminum ingot, aluminum die cast products, automotive seat suspension systems, industrial fabrics, mechanical springs, machinery and parts for manufacturing equipment, foam products, and injection molded plastic products.

     The Company's products are made primarily from steel rod, wire and other types of steel, textile fibers, woven and non-woven fabrics, aluminum, wood, foam chemicals and plastics. Some of these raw materials such as steel wire, steel tubing, aluminum ingot, shredded textile fibers and cut-to-size dimension lumber are manufactured by the Company.

     The Company has approximately 70 major manufacturing facilities in North America located in 32 states in the United States and Canada. In addition the Company has approximately 100 additional facilities used in assembly, warehousing, sales, administration or research and development. There are approximately 16,600 Company employees.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

                             SELLING SHAREHOLDERS

     The following information has been provided to the Company by the persons listed below as the Selling Shareholders (the "Selling Shareholders") including the number of shares of the Common Stock to be beneficially owned by each Selling Shareholder as of the closing date of the Merger (defined below) and the number of shares of the Common Stock being offered for the account of such Selling Shareholder pursuant to this Prospectus.

                                                            Shares to Be Owned
Name of                Beneficially Owned   Shares Offered  After Completion of
Selling Shareholders   Prior to Offering         Hereby        This Offering
- --------------------   ------------------   --------------     -------------
KP Holdings, L.P.*         1,619,642          1,619,642              0

UBS Capital LLC*             754,784            754,784              0

Alice L. Walton*             314,494             78,494        236,000

James F. Keenan*             217,221            217,221              0

Jo Helen Keenan Riggs        116,567            116,567              0

Sarah K. Keenan Jourard      116,567            116,567              0

JTK Trust                    131,616            131,616              0

Elizabeth Hayley Keenan
 Trust*                       79,913             79,913              0

Susan G. Keenan              108,359            108,359              0

Nicholas Gregory Keenan
 Trust*                       51,640             51,640              0

Barry G. Keenan Trust*         2,359              2,359              0

Susan S. Carter               27,518             27,518              0

Karyn P. Keenan                4,088              4,088              0

Karyn P. Keenan Income
 Trust*                        9,010              9,010              0

Richard T. Smith               7,281              7,281              0

George Spellings              16,023             16,023              0

Charles Thomas                33,824             33,824              0

     Each of the Selling Shareholders will receive the Shares offered hereby in connection with the merger (the "Merger") of L&P Acquisition Company-7, a wholly-owned subsidiary of the Company, into Pace Holdings, Inc., a Delaware corporation ("Holdings"). As a result of this transaction, Holdings will become a wholly-owned subsidiary of the Company.

     None of the Selling Shareholders has held any position or office or otherwise had a material relationship with the Company within the past three years other than as a result of the ownership of the shares of the Common Stock of the Company.

                             PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Shareholders or their pledgees, distributees or donees. Such sales may be made on one or more exchanges or in negotiated transactions not on an exchange at prices and on terms then prevailing or at prices related to the then current market price or at negotiated prices. The Shares may be sold by one or more of the following:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; and (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts in amounts to be negotiated immediately prior to the sale which amounts will not be greater than that normally paid in connection with ordinary trading transactions.

     The Shares may also be publicly offered through agents, underwriters or dealers. In such event the Selling Stockholders may enter into agreements with respect to any such offering. Such underwriters, dealers or agents may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933.

     In order to comply with the securities laws of certain states, sales of the Shares to the public in such states may be made only through broker-dealers who are registered or licensed in such states. Sales of the Shares must also be made by the Selling Stockholders in compliance with other applicable state securities laws and regulations.

     In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     Those Selling Shareholders indicated by an asterisk have agreed not to sell or otherwise dispose of their shares of Common Stock until financial results covering at least 30 days combined Company and Holdings operations have been publicly reported.

                                 CAPITAL STOCK

     The Company's authorized capital stock consists of 300,000,000 shares of Common Stock, $.01 par value, 1,000,000 shares of Series A Junior Participating Preferred Stock and 99,000,000 shares of Preferred Stock without par value. As of April 23, 1996, there were 84,223,499 shares of Common Stock and no shares of preferred stock outstanding.

     A description of the Common Stock is contained in the Company's Registration Statement on Form 8-A, dated June 5, 1979, including any amendments or reports filed for the purpose of updating such description, which is incorporated by reference. A description of the Preferred Stock Purchase Rights is contained in the Company's Registration Statement on Form 8-A, dated February 15, 1989, including any amendments or reports filed for the purpose of updating such description, which is also incorporated by reference.

                              RECENT DEVELOPMENTS

     The Company has signed an agreement to acquire Pace Holdings, Inc. together with its operating subsidiary Pace Industries, Inc. ("Pace"). Pace, headquartered in Fayetteville, Arkansas, is a manufacturer of a broad range of engineered aluminum die cast components with 1995 sales of about $200 million. To acquire Pace, the Company expects to issue approximately 5.2 million shares of Common Stock, $.01 par value. In addition, Pace is expected to have outstanding debt of approximately $200 million at closing.

     Current estimates of earnings indicate that in 1997, the acquisition should enhance the Company's earnings by about $.10 per share. Pace is presently projected to enhance the Company's 1996 earnings per share by $.03, before $.38 in non-recurring charges and one-time expenses of the acquisition. The Company's long-term debt to total capitalization ratio will increase to approximately 31 percent following the acquisition.


                                 LEGAL OPINIONS

     Ernest C. Jett, Assistant General Counsel of the Company, has rendered an opinion concerning the validity of the Shares and certain other legal matters. Mr. Jett is a full-time employee of the Company. On April 3, 1996, Mr.
Jett beneficially owned 43,302 shares of Common Stock and held options to purchase an additional 20,489 shares of Common Stock.


                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheet of Pace Holdings, Inc. and Subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholder's equity and cash flows for the year ended June 30, 1995 and the six months ended June 30, 1994, have been examined by Coopers & Lybrand L.L.P., independent public accountants, as set forth in their report which has been included herein. Such financial statements are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.


                        REQUIRED FINANCIAL INFORMATION

     Pro forma financial information reflecting the combination of Pace Holdings, Inc. with the Company is set out on pages F-1 through F-4.

     The consolidated balance sheet of Pace Holdings, Inc. and Subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholder's equity and cash flows for the year ended June 30, 1995 and six months ended June 30, 1994 are set out on pages F-5 through F-19. The combined condensed balance sheet of Pace Holdings, Inc. and Subsidiary as of December 31, 1995 and June 30, 1995 and the combined condensed statements of operations and cash flows for the six months ended December 31, 1995 and 1994 are set out on page F-20 through F-24.

                LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES
                    AND PACE HOLDINGS, INC. AND SUBSIDIARY
                  PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 1995
                                  (UNAUDITED)
                             (Amounts in Millions)

The following pro forma condensed combined balance sheet combines balance sheets of Leggett & Platt, Incorporated and Subsidiaries (Leggett) and Pace Holdings, Inc. and Subsidiary (Pace) at December 31, 1995, under the assumptions set forth in the accompanying notes. The pro forma condensed combined balance sheet should be read in conjunction with the separate financial statements and notes thereto of Leggett and Pace incorporated by reference or included in this report. The pro forma condensed combined balance sheet is not necessarily indicative of the financial position of the combined companies as it may be in the future.

                                                           Historical       Pro Forma Adjustments
                                                       -----------------   ------------------------
                                                                                          Note           Pro Forma
                       ASSETS                          Leggett     Pace    Amount       Reference        Combined
                                                       --------   ------   ------   ------------------   ---------
Current Assets
  Cash and cash equivalents                            $    6.7   $  1.4   $                             $    8.1
  Receivables                                             254.2     43.0                                    297.2
  Inventories                                             276.8     64.9     (2.8)         (6)              338.9
  Other current assets                                     34.2      3.9                                     38.1
                                                       --------   ------   ------                        --------
      Total current assets                                571.9    113.2     (2.8)                          682.3

Property, Plant and Equipment - at cost                   808.4     67.2                                    875.6
  Less accumulated depreciation and amortization          356.6      8.3                                    364.9
                                                       --------   ------   ------                        --------
      Net property, plant and equipment                   451.8     58.9      0.0                           510.7
Other Assets
  Investments in and advances to associated companies       8.1      0.0      9.9          (3)                8.1
                                                                             (9.9)         (4)
  Goodwill, net                                           133.6     75.4                                    209.0
  Sundry                                                   52.9      9.5     (4.4)         (7)               58.0
                                                       --------   ------   ------                        --------
      TOTAL ASSETS                                     $1,218.3   $257.0   $ (7.2)                       $1,468.1
                                                       ========   ======   ======                        ========

        LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts and notes payable                           $   90.4   $ 39.0   $                             $  129.4
  Accrued expenses and other liabilities                  136.4      9.3                                    145.7
                                                       --------   ------   ------                        --------
      Total current liabilities                           226.8     48.3      0.0                           275.1

Long-Term Debt                                            191.9    188.9     27.2         (5)(8)            408.0
Deferred Income Taxes and Other Liabilities                65.5      7.9    (10.2)         (9)               63.2
Minority Interest in Subsidiary                             0.0      2.0                                      2.0

Shareholders' Equity
  Common stock                                              0.8      0.0      0.1          (3)                0.9
  Additional contributed capital                          155.0      9.0     (7.6)       (3)-(5)            156.4
  Retained earnings                                       598.0      0.9    (16.7)    (3)(4)(6)-(9)         582.2
  Cumulative translation adjustment                        (5.0)     0.0                                     (5.0)
  Less treasury stock                                     (14.7)     0.0                                    (14.7)
                                                       --------   ------   ------                        --------
      Total shareholders' equity                          734.1      9.9    (24.2)                          719.8
                                                       --------   ------   ------                        --------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $1,218.3   $257.0   $ (7.2)                       $1,468.1
                                                       ========   ======   ======                        ========

                 LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES
                                      AND
                      PACE HOLDINGS, INC. AND SUBSIDIARY
               PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                    (Amounts in Millions, except per share)


The following pro forma condensed combined statement of earnings combines the operations of Leggett & Platt, Incorporated and Subsidiaries (Leggett) and Pace Holdings, Inc. and Subsidiary (Pace) for the twelve months ended December 31, 1995. This statement has been prepared under the assumptions set forth in the accompanying notes. This statement should be read in conjunction with the separate financial statements and notes thereto of Leggett and Pace incorporated by reference or included in this report. The pro forma condensed combined statement of earnings is not necessarily indicative of the results of operations of the combined companies as they may be in the future or as they might have been had the acquisition been effective January 1, 1995.

                                                               Historical           Pro Forma Adjustments
                                                           -------------------      ---------------------
                                                                                                  Note       Pro Forma
                                                            Leggett       Pace      Amount     Reference     Combined
                                                           ---------    --------    -------    ----------    ---------
Net sales                                                   $2,059.3     $198.6       $                      $2,257.9
Costs, expenses and other
  Cost of goods sold                                         1,568.3      158.0        2.6          (6)       1,728.9
  Selling, distribution, administrative and other, net         258.8       19.0                                 277.8
  Interest expense                                              11.5       20.7       (5.9)      (7)(8)          26.3
                                                            --------     ------      -----                   --------
    Total costs, expenses and other                          1,838.6      197.7       (3.3)                   2,033.0
                                                            --------     ------      -----                   --------
Earnings before income taxes                                   220.7        0.9        3.3                      224.9
Income taxes                                                    85.8        1.1        1.3          (9)          88.2
                                                            --------     ------      -----                   --------
  Net Earnings                                              $  134.9     $ (0.2)     $ 2.0                   $  136.7
                                                            ========     ======      =====                   ========
Net Earnings Per Share                                      $   1.59                                         $   1.52
Average common and common equivalent shares outstanding         84.9                                             90.1

                 LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES
                                      AND
                      PACE HOLDINGS, INC. AND SUBSIDIARY
               PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
                    (Amounts in Millions, except per share)


The following pro forma condensed combined statement of earnings combines the operations of Leggett & Platt, Incorporated and Subsidiaries (Leggett) and Pace Holdings, Inc. and Subsidiary (Pace) for the twelve months ended December 31, 1994. This statement has been prepared under the assumptions set forth in the accompanying notes. This statement should be read in conjunction with the separate financial statements and notes thereto of Leggett and Pace incorporated by reference or included in this report. The pro forma condensed combined statement of earnings is not necessarily indicative of the results of operations of the combined companies as they may be in the future or as they might have been had the acquisition been effective January 1, 1994.

                                                               Historical           Pro Forma Adjustments
                                                           -------------------      ---------------------
                                                                                                  Note       Pro Forma
                                                            Leggett       Pace      Amount     Reference     Combined
                                                           ---------    --------    -------    ----------    ---------
Net sales                                                   $1,858.1     $151.4      $                       $2,009.5
Costs, expenses and other
  Cost of goods sold                                         1,429.1      116.1        1.3          (6)       1,546.5
  Selling, distribution, administrative and other, net         229.7       15.7                                 245.4
  Interest expense                                               9.8       17.3       (7.3)      (7)(8)          19.8
                                                            --------     ------      -----                   --------
    Total costs, expenses and other                          1,668.6      149.1       (6.0)                   1,811.7
                                                            --------     ------      -----                   --------
    Earnings before income taxes                               189.5        2.3        6.0                      197.8
Income taxes                                                    74.1        1.2        2.3          (9)          77.6
                                                            --------     ------      -----                   --------
    Net Earnings                                            $  115.4     $  1.1      $ 3.7                   $  120.2
                                                            ========     ======      =====                   ========
Net Earnings Per Share                                      $   1.39                                         $   1.36
Average common and common equivalent shares outstanding         83.1                                             88.3

                LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES
                                      AND
                      PACE HOLDINGS, INC. AND SUBSIDIARY
          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (Unaudited)

                   (Amounts in Millions, except share data)


Note 1: The proposed acquisition assumes Leggett & Platt, Incorporated (Leggett) will acquire all of the outstanding voting common shares of Pace Holdings, Inc. (Holdings) in exchange for approximately 5.2 million shares of Leggett's common stock in a transaction accounted for as a pooling of interests. The pro forma condensed combined balance sheet presents the acquisition of Pace Holdings, Inc. and Subsidiary
         (Pace) as if it had occurred on December 31, 1995, while the pro forma condensed combined statements of earnings for the twelve months ended December 31, 1995 and 1994 present the acquisition as if it had occurred on January 1 of each year. Only two years are presented for the statement of earnings due to Holdings' leveraged buyout of Pace Industries, Inc. in December, 1993.

Note 2: Pace has previously had a June 30 fiscal year end. The pro forma condensed combined financial statements were prepared by restating Pace's operating results to Leggett's December 31 fiscal year end.
         Such presentation aligns comparable fiscal (calendar) quarters for Pace and Leggett, and provides a basis for future comparability of combined results. Pace's operating results are seasonal, with significant sales and operating profits occurring in the first two calendar quarters of the year.

Note 3:  To record shares issued by Leggett for Holdings' voting common shares.

Note 4:  To eliminate Leggett's investment in Holdings.

Note 5: To reflect the exercise of put options under change in control provisions by holders of Holdings' non-voting stock.

Note 6: To adjust inventories to LIFO cost method to conform Pace's accounting policies to those of Leggett.

Note 7:  To eliminate debt issuance fees and related amortization.

Note 8: To reduce interest expense on debt which would have been retired through the issuance of new debt with lower interest rates and to recognize additional borrowing for merger related expenditures.

Note 9:  To record the tax benefit on the items in Notes 6, 7 and 8.

Note 10: If the Merger is consummated, Leggett will incur up to $45 in nonrecurring merger costs relating to debt restructuring, transaction fees, the exercise of stock options and other contractual obligations. These costs will be charged to the combined results of operations during the current year and are not reflected in the pro forma statements of earnings.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

                                   CONTENTS

Financial Statements--June 30, 1995 and 1994--Audited                      Page
                                                                           ----

     Report of Independent Accountants..................................... F-6

     Consolidated Balance Sheet............................................ F-7

     Consolidated Statement of Income...................................... F-8

     Consolidated Statement of Stockholders' Equity........................ F-9

     Consolidated Statement of Cash Flows........................... F-10--F-11

     Notes to Consolidated Financial Statements..................... F-12--F-19

Financial Statements--December 31, 1995--Unaudited

     Consolidated Condensed Balance Sheet................................. F-20

     Consolidated Condensed Statement of Operations....................... F-21

     Consolidated Condensed Statement of Cash Flows....................... F-22

     Notes to Consolidated Condensed Financial Statements........... F-23--F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Pace Holdings, Inc.
Fayetteville, Arkansas

      We have audited the accompanying consolidated balance sheet of Pace Holdings, Inc. and Subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended June 30, 1995 and the six months ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pace Holdings, Inc. and Subsidiary as of June 30, 1995 and 1994 and the consolidated results of their operations and their cash flows for the year ended June 30, 1995 and the six months ended June 30, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company retroactively changed its method of accounting for inventories in 1995.



/s/ Coopers & Lybrand L.L.P.
- ----------------------------
COOPERS & LYBRAND L.L.P
Tulsa, Oklahoma
August 23, 1995

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEET
              (Dollars in Thousands Except Shares and Par Value)

                                                                                            June 30,          June 30,
                                                                                              1995              1994
                                                                                            --------          --------
                                                                  ASSETS
                                                                  ------
Current assets:
   Cash and cash equivalents                                                              $      254         $     473
   Accounts and notes receivable, net                                                         42,016            37,058
   Inventories                                                                                25,429            16,748
   Other current assets                                                                          357               144
                                                                                           ----------        ----------
   Total current assets                                                                       68,056            54,423
Property, plant and equipment:
  Less accumulated depreciation and amortization
    of $5,894 in 1995 and $1,890 in 1994                                                      48,148            41,292
Excess of investment over net assets acquired                                                 70,374            72,941
Other assets                                                                                  10,915            15,098
                                                                                           ----------        ----------
Total assets                                                                               $ 197,493         $ 183,754
                                                                                           ==========        ==========

                                               LIABILITIES AND STOCKHOLDERS' EQUITY
                                               ------------------------------------

Current liabilities:
   Current maturities of long-term debt                                                    $     671         $     336
   Accounts payable                                                                           25,850            17,350
   Accrued liabilities                                                                         7,062             7,202
                                                                                           ----------        ----------
   Total current liabilities                                                                  33,583            24,888
                                                                                           ----------        ----------
Long-term debt                                                                               129,129           125,754
                                                                                           ----------        ----------
Subordinated notes                                                                            20,000            20,000
                                                                                           ----------        ----------
Other long-term obligations                                                                    1,374             1,082
                                                                                           ----------        ----------
Deferred income taxes                                                                          7,950             8,565
                                                                                           ----------        ----------
Commitments and contingencies (Notes 8 and 10)

Minority interest in subsidiary                                                                2,041             1,136
                                                                                           ----------        ----------
Stockholders' equity:
   Common stock, $.01 par value, 1,000,000 shares
     authorized, 300,000 shares issued and outstanding                                             3                 3
   Paid-in capital                                                                            29,997            29,997
   Carryover basis adjustment attributable to the continuing
     management stockholders (Note 2)                                                        (31,079)          (31,079)
   Retained earnings                                                                           4,495             3,408
                                                                                           ----------        ----------
Total stockholders' equity                                                                     3,416             2,329
                                                                                           ----------        ----------
Total liabilities and stockholders' equity                                                 $ 197,493         $ 183,754
                                                                                           ==========        ==========

                     The accompanying notes are an integral
                       part of the financial statements.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

                          CONSOLIDATED STATEMENT OF INCOME
                            (Dollars in Thousands)


                                                                                              Year          Six Months
                                                                                             Ended             Ended
                                                                                            June 30,          June 30,
                                                                                              1995              1994
                                                                                           ----------       -----------
   Net sales                                                                               $ 184,421         $  90,989
   Cost of sales                                                                             145,462            68,019
                                                                                           ----------       -----------
   Gross profit                                                                               38,959            22,970
                                                                                           ----------       -----------
   Selling, general and administrative expenses                                               10,699             4,813
   Amortization of intangibles                                                                 5,974             2,897
                                                                                           ----------       -----------
                                                                                              16,673             7,710
                                                                                           ----------       -----------
   Operating income                                                                           22,286            15,260

   Other income (expense):
     Interest and financing costs                                                            (19,032)           (8,735)
     Other income and expense, net                                                              (126)              (31)
                                                                                           ----------       -----------
   Income before income taxes and minority interest                                            3,128             6,494

   Provision for income taxes                                                                 (2,100)           (3,086)
                                                                                           ----------       -----------
   Income before minority interest                                                             1,028             3,408

   Minority interest in loss of consolidated subsidiary                                           59                 -
                                                                                           ----------       -----------
   Net income                                                                              $   1,087        $    3,408
                                                                                           ==========       ===========

                     The accompanying notes are an integral
                       part of the financial statements.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                            (Dollars in Thousands)

                                                         Common   Paid-in    Retained
                                                          Stock   Capital    Earnings    Total
                                                         ------   --------   --------   --------

Issuance of stock - December, 1993                       $    3   $ 29,997   $   -      $ 30,000

Carryover basis adjustment attributable to the
  continuing management stockholders (Notes 1 and 2)        -      (31,079)      -       (31,079)

Net income                                                  -         -         3,408      3,408
                                                         ------   --------   --------   --------

Balance - June 30, 1994                                       3     (1,802)     3,408      2,329

Net income                                                  -         -         1,087      1,087
                                                         ------   --------   --------   --------

Balance - June 30, 1995                                  $    3   $ (1,082)  $  4,495   $  3,416
                                                         ======   ========   ========   ========

                    The accompanying notes are an integral
                       part of the financial statements.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                            (Dollars in Thousands)


                                                             Year       Six Months
                                                            Ended          Ended
                                                           June 30,       June 30,
                                                             1995           1995
                                                          ---------     -----------
Cash flows from operating activities:
    Net income                                            $  1,087      $  3,408
    Adjustments to reconcile net income to net
     cash provided (used) by operating activities:
      Depreciation                                           4,056         1,891
      Amortization                                           6,768         3,266
      Loss on sale of property, plant and equipment             15             6
      Minority interest in loss of consolidated
      subsidiary                                               (59)          --
      Deferred income taxes                                     33           958
      Change in assets and liabilities:
        Accounts and notes receivable                       (4,761)      (19,937)
        Inventories                                         (8,883)       14,938
        Other current assets                                  (214)          467
        Other assets                                            59        (1,397)
        Accounts payable                                     8,500           109
        Accrued liabilities                                     47         2,932
                                                          ---------     ---------
Net cash provided by operating activities                    6,648         6,641
                                                          ---------     ---------
Cash flows from investing activities:
    Business acquisition, net of cash acquired (Note 2)        --        (26,866)
    Purchase of property, plant and equipment              (10,363)       (3,222)
    Proceeds from sale of property, plant and equipment        123           220
    Additions to other assets                               (1,245)          --
    Collection of notes receivable                             847             3
                                                          ---------     ---------
Net cash used by investing activities                      (10,638)      (29,865)
                                                          ---------     ---------
Cash flows from financing activities:
    Proceeds from long-term debt                             4,360         5,610
    Payments of long-term debt                                (714)         (149)
    Payments of other long-term obligations                   (140)          --
    Payment of deferred loan fees                              (58)          --
    Proceeds from minority interest                            323         1,136
    Issuance of common stock                                   --         17,100
                                                          ---------     ---------
Net cash provided by financing activities                    3,771        23,697
                                                          ---------     ---------

                    The accompanying notes are an integral
                       part of the financial statements.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

              CONSOLIDATED STATEMENT OF CASH FLOWS - (Continued)
                            (Dollars in Thousands)

                                                                               Year     Six Months
                                                                              Ended        Ended
                                                                             June 30,    June 30,
                                                                               1995        1994
                                                                             --------   ----------
Net increase (decrease) in cash and cash equivalents                            (219)         473
Cash and cash equivalents - beginning                                            473         -
                                                                             -------     --------
Cash and cash equivalents - ending                                           $   254     $    473
                                                                             =======     ========

Supplementary disclosure of cash flow information:
    Cash paid during the period for:
     Income taxes                                                            $ 2,575     $      3
     Interest, net                                                            18,195        7,534

Non-cash investing and financing activities:

     Equipment acquired by assumption of debt                                $    46     $   -
     Property and equipment contributed by minority interest owner               641         -
     The Company issued 129,000 shares of common stock, valued at
      $12,900, and $20,000 of Subordinated notes in exchange for Pace
      Industries, Inc. common stock in conjunction with the acquisition discussed in Note 2
     Non-cash aspects of the acquisition:
      Liabilities assumed                                                       -         159,624

                    The accompanying notes are an integral
                       part of the financial statements.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (Dollars in Thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION - Pace Holdings, Inc. ("Holdings") was formed in September, 1993, by an investment group to acquire a controlling interest in Pace Industries, Inc. On December 10, 1993, Holdings acquired a 100% ownership interest in Pace Industries, Inc. and its Subsidiary ("Pace"). For accounting purposes this transaction was recorded as of December 31, 1993 (see note 2). The consolidated financial statements include the financial position and results of operations of Holdings and Pace (collectively the "Company").

      CASH EQUIVALENTS - The Company considers all highly liquid investments with maturities of three months or less, at date of purchase, to be cash equivalents.

     INVENTORIES - Inventories are stated at the lower of cost or market. Effective in the second quarter of fiscal year 1995, the Company retroactively changed its method of determining the cost of the metal component of its inventory from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. A significant portion of the Company's metal inventory during the year is specifically matched to customer purchase commitments for such metal and charged to cost of sales when the product is shipped and the revenue is recognized. The remaining inventory not committed to a specific customer is valued at FIFO cost. Management believes that the valuation of all of its inventories under the FIFO method and specific commitment method will more appropriately reflect its financial condition and results of operations. The change in the method of valuing inventories was applied retroactively and comparative amounts for prior periods have been restated. The retroactive effect on the prior period was to increase the carryover basis adjustment attributable to the continuing management stockholders by $1,217 and to increase net income by $77 for the six months ended June 30, 1994.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Depreciation and amortization are computed primarily by the straight-line method in amounts sufficient to depreciate and amortize the cost of such assets over their estimated useful lives. Upon the sale, retirement, or other disposition, the cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is reflected in results of operations.

     DEFERRED DEBT ISSUE COSTS - At June 30, 1995 and 1994, unamortized loan cost totaling $4,558 and $5,268 respectively, are included in other assets. The costs were incurred in connection with obtaining certain loans and are being amortized over the term of the related debt agreements.

     NON-COMPETE AGREEMENTS - Non-compete agreements are being amortized over their contractual lives of three years. At June 30, 1995 and 1994, non-compete amounts of $5,013 and $8,354 are included in other assets. Amortization expense of $3,342 is included in the year ended June 30, 1995, and $1,671 in the six months ended June 30, 1994.

     EXCESS OF INVESTMENT OVER NET ASSETS ACQUIRED - With respect to businesses purchased by the Company, the excess purchase price over the estimated fair value of the net assets acquired is amortized on the straight line basis over the expected benefit period of thirty years (see note 2). Amortization expense was $2,484 for the year ended June 30, 1995 and $1,226 in the six months ended June 30, 1994. The excess of investment over net assets acquired is evaluated annually for impairment based on estimated undiscounted cash flows of the acquired entities and reduced to net realizable value if necessary. No such impairment has been recorded as of June 30, 1995.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)


     INCOME TAXES - The Company utilizes the asset and liability approach for financial accounting and reporting for income taxes, as set forth in SFAS 109:
Accounting for Income Taxes. Under SFAS 109, deferred income taxes are recorded to reflect the expected tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

     RECLASSIFICATIONS - Certain reclassifications have been made to the 1994 balances to conform to the 1995 presentations.


2.  ACQUISITION

      On November 5, 1993, Holdings entered into an agreement and plan of merger by and among Pace and Pace Acquisition, Inc., a wholly-owned subsidiary of Holdings ("Pace Acquisition"), whereby Pace Acquisition was merged with and into Pace on December 10, 1993, with Pace being the surviving corporation (the "Merger") and pursuant to which an investor group acquired 57% of the outstanding common stock of Holdings, the current management group and former stockholders of Pace acquired 43% of the outstanding common stock of Holdings and Pace became a wholly-owned subsidiary of Holdings. In addition to the Merger, the acquisition included the issuance by Pace Acquisition, the obligations of which were assumed by Pace, of $115.0 million aggregate principal amount of 10 5/8% Senior Notes and the concurrent refinancing of the existing long-term debt.

     The acquisition of all of the outstanding common stock of Pace by Holdings was accounted for as a purchase in accordance with the consensus reached by the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board in Issue No. 88-16 "Basis in Leveraged Buyout Transactions." The EITF requires the carryover of predecessor basis for leveraged buyout transactions in which certain stockholders, as defined, of the acquired business continue as stockholders of the purchaser, if a change in control, as defined, has occurred. As a result of the application of this EITF, the Company recorded a charge to stockholders' equity of $31.1 million which represents the difference between the purchase price paid to certain continuing management stockholders (stockholders of Holdings) and the book value of the continuing management stockholders' investment in the Company. The remaining purchase price was allocated to the assets and liabilities based upon their estimated fair value with the excess purchase price over net assets acquired representing goodwill. The acquisition and refinancing was consummated on December 10, 1993 and for accounting purposes, was recorded as of December 31, 1993.


3.  INVENTORIES

                                                         June 30,    June 30,
    Inventories consist of:                                1995        1994
                                                         --------    --------

        Finished goods                                   $  8,811    $  5,540
        Work in progress                                    4,199       3,709
        Raw materials                                       6,364       2,984
        Supplies                                            6,055       4,515
                                                         --------    --------
                                                         $ 25,429    $ 16,748
                                                         ========    ========

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                            (DOLLARS IN THOUSANDS)

4.  PROPERTY, PLANT AND EQUIPMENT


                                                                                              June 30,          June 30,
                                                                                                1995              1994
                                                                                              -------           -------
       Property, plant and equipment consist of:

               Land and improvements                                                          $  4,238          $  4,003
               Plant and warehouse facilities                                                   11,333            10,733
               Plant equipment                                                                  31,548            25,608
               Office equipment                                                                    994               622
               Vehicles                                                                            175               161
               Idle facilities                                                                   1,380             1,507
               Construction in progress                                                          4,374               548
                                                                                              --------          --------
                                                                                                54,042            43,182
               Less accumulated depreciation and amortization                                   (5,894)           (1,890)
                                                                                              --------          --------
                                                                                              $ 48,148          $ 41,292
                                                                                              ========          ========


       The Company leases certain equipment under capital lease agreements expiring in 1996 through 2000. The following amounts related to capitalized lease obligations are included in property, plant and equipment in the consolidated balance sheet.


               Plant equipment                                                                $  1,057          $  1,089
               Less accumulated amortization                                                      (151)              (57)
                                                                                              --------          --------
               Net plant equipment                                                            $    906          $  1,032
                                                                                              ========          ========


5.  FINANCING ARRANGEMENTS AND LONG-TERM DEBT

                                                                                              June 30,          June 30,
                                                                                                1995              1994
                                                                                              -------           -------
       Long-term debt consists of:

       Pace Industries, Inc.:
        Senior Notes, unsecured, interest at 10.625%, payable semi-annually on
         June 1 and December 1, principal due December 10, 2002.                              $115,000          $115,000


       Revolving credit line, payable to a bank ("Credit Facility"), due December
        10, 1998, (total available $35,000,000), interest payable quarterly at prime plus 1.25% or LIBOR plus 2.50% (8.375% at June 30, 1995),
        collateralized by accounts receivable and inventory.                                     9,713            10,000

       Various notes and capitalized lease/purchase obligations, collateralized by certain equipment, payable in monthly installments, with interest
        at 3.83% to 12.46% through February, 2000.                                                 800             1,090

       Pace Industries of Mexico L.L.C. and Subsidiary ("Pace Mexico"):
        Note payable to a financial institution, with interest at 9.0%, collateralized by certain equipment, payable in monthly installments based on a five year
         amortization, balance due July 10, 1996.                                                1,383                --


                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)

      Note payable to a financial institution, with interest at 9.0%, collateralized
       by accounts receivable, payable July 10, 1996.                                      700        ---

      Note payable to a financial institution, with interest at LIBOR plus 3.75%
       (9.8% at June 30, 1995), collateralized by certain equipment, payable in quarterly installments based on a five year amortization, balance due
       March, 1998.                                                                      2,160         ---

      Various notes and capitalized lease/purchase obligations, collateralized by certain equipment, payable in monthly installments over five years, with
       interest at 9.0% to 15.5%.                                                           44         ---
                                                                                      --------    --------
                                                                                       129,800     126,090
      Less current maturities                                                             (671)       (336)
                                                                                      --------    --------
                                                                                      $129,129    $125,754
                                                                                      ========    ========

      Pace's Senior Notes, the Credit Facility and Pace Mexico's notes payable contain restrictive covenants which, among other things, require Pace and/or Pace Mexico to maintain minimum amounts of net worth and working capital in addition to other financial ratios. The agreements also limit capital expenditures, investments, new indebtedness, liens and payments of cash dividends.

      Future minimum lease payments due under capital leases as of June 30, 1995 are as follows:

              Fiscal year ended June 30,
                         1996                                           $  230
                         1997                                              158
                         1998                                              139
                         1999                                              107
                         2000                                               71
                                                                        ------
              Total minimum obligations                                    705
              Less amount representing interest                           (105)
                                                                        ------
              Present value of future net minimum lease payments        $  600
                                                                        ======

     Current maturities of long-term debt over the next five years are $671 in 1996, $2,472 in 1997, $1,658 in 1988, $104 in 1999, $9,789 in 2000 and $115,106
thereafter.

     Based on the borrowing rates currently available to the Company for bank borrowings, industrial revenue bonds and various other notes, with similar terms and average maturities, the Company believes that the carrying amount of these long-term debts approximate face value. The fair value of the 10.625% Senior Notes due 2002, based on the quoted market value, approximates $108 million at June 30, 1995.

6.  SUBORDINATED NOTES

     In connection with the acquisition, Holdings issued notes to certain stockholders of the Company (the "Subordinated Notes") in an aggregate principal amount of $20.0 million. The Subordinated Notes bear interest at a rate of 12.25%, payable quarterly, and will mature in December, 2003. Except for certain circumstances, the Subordinated Notes may not be redeemed prior to December 10, 2003. The Company believes that the fair value of the Subordinated Notes approximates their carrying value.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)


     Upon the occurrence of an event of default, the holders of 66 2/3% in principal amount of the Subordinated Notes may elect, as their sole remedy, to convert such outstanding Subordinated Notes into Holdings common stock.


7.   INCOME TAXES

     Income tax expense is summarized as follows:

                                                                     Six Months
                                                                       Ended
                                                         June 30,     June 30,
                                                           1995         1994
                                                         --------    ----------
          Current                                         $ 2,067      $2,048
          Deferred                                             33       1,038
                                                          -------      ------
                                                          $ 2,100      $3,086
                                                          =======      ======

     Total income tax expense differs from the amount computed by multiplying income before income taxes by the U.S. federal income tax statutory rate. The reasons for the difference are as follows:

          Computed expected tax expense                   $ 1,064      $2,211
          Amortization of goodwill                            845         417
          State taxes                                         217         378
          Other                                               (26)         80
                                                          -------      ------
          Actual tax expense                              $ 2,100      $3,086
                                                          =======      ======

          Deferred income taxes are comprised of the following at June 30, 1995 and 1994:

              Depreciation and amortization               $ 7,357      $7,241
              Debt pre-payment penalty                      1,526       1,561
              Non-Compete agreements                       (1,564)       (521)
              Accrued liabilities                             688         300
              Other                                           (57)        (16)
                                                          -------      ------
                                                          $ 7,950      $8,565
                                                          =======      ======

     Deferred income taxes were reduced by $648 in 1995 to adjust certain prior year estimates related to the acquisition discussed in Note 2.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)


8. COMMITMENTS

     Upon consummation of the acquisition (Note 2) certain stockholders executed put option agreements with Holdings requiring the repurchase of Holdings common stock by Holdings in certain circumstances (the "Put Rights"). The Put Rights allow the put holders, upon six months written notice, to cause Holdings to purchase on the fifth, sixth, seventh, eighth, ninth or tenth anniversary of said put agreements, shares of Holdings common stock at a price of five hundred dollars per share.

     In connection with the consummation of the acquisition (Note 2) the Company adopted an employee stock option/bonus plan to grant options under certain defined conditions, for up to 30,000 shares of common stock at an exercise price of $.01 per share. The options would vest and be exercisable if certain predetermined future equity values are attained. The difference between the fair value of the common stock to be issued and the exercise price will be recorded as compensation when it is probable that the criteria for exercise will be met and will be amortized over the vesting period.

     The Company leases certain land, buildings, transportation equipment, manufacturing equipment, office equipment and other items under noncancellable operating lease arrangements which expire through 2001, including certain leases from related parties. Total rental expense was $3,246 for the year ended June 30, 1995 and $1,588 for the six months ended June 30, 1994, including contingent rentals of $535 and $298, respectively. Contingent rentals are based upon incremental cost on a per mile basis for the transportation equipment.

     Future minimum rental commitments under noncancellable operating leases are as follows:

                                    Related
                                     Party            Other          Total
                                    --------         -------        -------
Fiscal year ended June 30,
          1996                      $     50         $ 2,121        $ 2,171
          1997                            50           1,932          1,982
          1998                            33           1,445          1,478
          1999                            --             987            987
          2000                            --             895            895
      Thereafter                          --           1,062          1,062
                                    --------         -------        -------
                                    $    133         $ 8,442        $ 8,575
                                    ========         =======        =======

9. RELATED PARTIES

     The Company leases certain office space from a corporation controlled by a stockholder of Holdings. Rent expense under this lease was $126 for the year ended June 30, 1995 and $62 during the six months ended June 30, 1994, respectively.

     An affiliate of the Company performs verti-cast die casting operations on contract, similar to a sub-contractor, for the Company using raw materials provided by the Company. At June 30, 1995 and 1994, the Company had net accounts payable to the affiliated company of $103 and $88, respectively. Billings to the Company for services provided by the affiliated company were $10,501 and $4,440 during the year ended June 30, 1995 and six months ended June 30, 1994, respectively. The company currently subleases a portion of the Monroe City Division facility to the affiliated company. Rental income was $332 and $161 during the year ended June 30, 1995 and six months ended June 30, 1994, respectively.

     In connection with the acquisition, the Company paid certain stockholders and related parties $4,203 for legal and consulting fees.

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)

     The Company and a corporation (the "Consultant") owned by a director of the Company and Holdings entered into an agreement (the "Consulting Agreement"), whereby the Consultant shall make available to the Company certain qualified individuals to render advice to facilitate the operations of the Company. The Consulting Agreement expires ten years after the date of the first payment made under the agreement. The Company is required to pay the Consultant for all services rendered pursuant to the Consulting Agreement at a rate of $100 per month. The Company paid $1,200 and $600 to the Consultant during the fiscal year ended June 30, 1995, and the six months ended June 30, 1994, respectively. In addition, a corporation controlled by a director of the Company and Holdings received $75 for management consulting services during the fiscal year ended June 30, 1995.

     As part of the acquisition during the six months ended June 30, 1994, a director and certain members of management of the Company and Holdings received non-compete payments totaling $10,025.

10. CONTINGENCIES

     In connection with the acquisition of Universal Die Casting, Inc. ("Universal") assets by Precision Industries, Inc. ("Precision"), an entity subsequently acquired by the Company during fiscal 1990, the National Labor Relations Board ("NLRB") filed a complaint based on an unfair labor charge filed by the union representing the former employees of Universal. The complaint alleges that the Company refused to hire former employees of Universal because they were union members and refused to bargain with the union. It seeks back pay and benefits, together with interest thereon, from October 18, 1988, and reinstatement on behalf of 81 individuals. In May 1993, the administrative law judge, in a recommended order, rendered a decision against the Company. The recommended order would require the Company to offer immediate and full reinstatement of 61 employees and make such employees whole for any loss of earnings and other benefits suffered as a result of the alleged discrimination against them. However, under applicable law, such damages would generally be reduced by the amount of mitigation, if any, by such individuals, including salary and benefits earned by such individuals since October 18, 1988. The Company filed an appeal to the full NLRB in Washington and exceptions to the administrative law judge's recommended order which are still pending. There were also 23 complaints filed with the Equal Employment Opportunity Commission ("EEOC") claiming individuals were denied employment due to age, race or sex. The claims were seeking reinstatement and damages of up to $4.0 million. Most of these individuals were also covered by the NLRB proceedings. In July 1993, counsel for the EEOC offered to conciliate the charges, assuming the Company agreed to certain procedural changes in pre-employment screening and requested relief in the form of employment offers for only nine of the above claimants. During August 1994, the matter was resolved with no monetary damages or back pay asserted against the Company. During August 1994, the Company began implementation of a plan to offer employment to certain of these individuals, which offers, in the event there was an unfavorable outcome to the Company regarding this matter, would toll the accrual of any further back pay and benefits. The Company and special litigation counsel have concluded that it is only reasonably possible that there could be an adverse outcome with respect to these proceedings. The Company believes its hiring practices were objective and complied with all labor laws, that the individuals were denied employment for legitimate reasons, and that it intends to vigorously defend its actions in court and on appeal.

     On May 23, 1994, TRW Inc., an Ohio corporation ("TRW") filed a complaint styled as TRW Inc. v. Pace Industries, Inc. and Pace Industries Cast-Tech Division, Inc., No. 94CV71983DT, in United States District Court in the Eastern District of the State of Michigan alleging that the Company breached supply contracts between the parties in 1991 and 1992 and seeking compensatory damages of $4.7 million and punitive damages of $10.0 million. On November 2, 1994, the Company filed an answer and counterclaim to the TRW complaint

                              PACE HOLDINGS, INC.
                                AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)

denying the allegations in the TRW complaint and claiming compensatory damages approximating $12 million relating to: (i) the nonpayment of invoices for parts ordered and accepted by TRW; (ii) the nonpayment by TRW for parts ordered, but not accepted and (iii) the breach of certain promises and misrepresentations by TRW regarding assets and tooling purchased by the Company for the purpose of manufacturing and supplying parts requested by TRW. On August 2, 1995, TRW filed an amended complaint alleging essentially the same breach of contract claims for the $4.7 million of compensatory damages, although the $10 million claim for punitive damages was removed from the litigation in the amended complaint by TRW. The Company intends to vigorously pursue the counterclaim against TRW, while defending the allegations in the TRW amended complaint, which the Company believes are without merit. The Company and its counsel have concluded that it is only reasonably possible that there could be an adverse outcome with respect to the TRW litigation. A rescheduled trial date, of March 5, 1996, has been set with respect to this litigation and discovery is currently in process.

     In addition to the litigation referred to above, the Company is involved in litigation incidental to its business. Such other litigation is not considered by management to be significant. The Company maintains a self-insurance program for employee health care and workers' compensation cost. Self-insurance costs are accrued based upon the aggregate of the liability for reported outstanding claims and an estimated liability for claims incurred but not yet reported.

11. MAJOR CUSTOMERS

     The Company had sales to three customers, which exceeded 10% of total sales. Sales to one customer were $41,547 and $25,656 for the year ended June 30, 1995, and the six months ended June 30, 1994, respectively. Sales to another customer were approximately $28,995 and $10,039 for these periods. Sales to another customer were approximately $20,239 and $12,714 for these periods.

12. CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade and note receivables with a variety of national customers. Such credit risk is considered by management to be limited due to the Company's broad customer base. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral.

                      PACE HOLDINGS, INC. AND SUBSIDIARY
                     CONSOLIDATED CONDENSED BALANCE SHEET
              (Dollars in Thousands Except Shares and Par Value)
                                  (Unaudited)


                                    ASSETS                           December 31,     June 30,
                                                                         1995           1995
                                                                     -----------      --------
Current assets:
 Cash and cash equivalents                                            $  1,437        $    254
 Accounts and notes receivable, net                                     43,011          42,016
 Inventories                                                            64,876          25,429
 Other current assets                                                    3,892             357
                                                                      --------        --------
 Total current assets                                                  113,216          68,056
                                                                      --------        --------

Property, plant and equipment:
 Less accumulated depreciation and amortization of $8,263 at
  December 31, 1995 and $5,894 at June 30, 1995                         58,857          48,148
Excess of investment over net assets acquired                           75,411          70,374
Other assets                                                             9,565          10,915
                                                                      --------        --------
Total assets                                                          $257,049        $197,493
                                                                      ========        ========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Current maturities of long-term debt                                 $  3,448        $    671
 Accounts payable                                                       38,963          25,850
 Accrued liabilities                                                     5,940           7,062
                                                                      --------        --------
 Total current liabilities                                              48,351          33,583
                                                                      --------        --------

Long-term debt                                                         168,959         129,129
                                                                      --------        --------
Subordinated notes                                                      20,000          20,000
                                                                      --------        --------

Other long-term obligations                                              1,338           1,374
                                                                      --------        --------

Deferred income taxes                                                    6,540           7,950
                                                                      --------        --------

Commitments and contingencies (Note 4)

Minority interest in subsidiary                                          1,952           2,041
                                                                      --------        --------

Stockholders' equity:
 Common Stock, par value $.01 per share:
  Class A, voting, 1,000,000 shares authorized,
  300,000 shares issued and outstanding                                      3               3
  Class B, non-voting, 30,000 shares authorized,
  18,329 shares issued and outstanding                                       -               -
 Additional paid-in capital                                             40,094          29,997
 Carryover basis adjustment attributable to the continuing
  management stockholders                                              (31,079)        (31,079)
 Retained earnings                                                         891           4,495
                                                                      --------        --------
Total stockholders' equity                                               9,909           3,416
                                                                      --------        --------
Total liabilities and stockholders' equity                            $257,049        $197,493
                                                                      ========        ========

    See accompanying notes to consolidated condensed financial statements.

                      PACE HOLDINGS, INC. AND SUBSIDIARY
                CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                            (Dollars in Thousands)
                                  (Unaudited)

                                                        Six Months Ended
                                                           December 31,
                                                      --------------------

                                                        1995        1994
                                                      --------    --------
Net sales                                             $ 74,534    $ 60,362
Cost of sales                                           60,832      48,287
                                                      --------    --------
Gross profit                                            13,702      12,075

Selling, general and administrative expenses             7,100       4,927
Amortization of intangibles                              3,116       2,932
                                                      --------    --------

Operating income                                         3,486       4,216

Other income (expense):
  Interest expense                                     (10,204)     (8,561)
  Other income                                              38         (54)
                                                      --------    --------

Loss before income taxes                                (6,680)     (4,399)

Income tax benefit                                       2,987       1,928
                                                      --------    --------

Loss before minority interest                           (3,693)     (2,471)

Minority interest in
  loss of consolidated subsidiary                           89         201
                                                      --------    --------

Net loss                                              $ (3,604)   $ (2,270)
                                                      ========    ========

    See accompanying notes to consolidated condensed financial statements.

                      PACE HOLDINGS, INC. AND SUBSIDIARY

                CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                            (Dollars in Thousands)
                                  (Unaudited)

                                                              Six Months Ended
                                                                 December 31,
                                                          -------------------------
                                                             1995         1994
                                                          ---------     ---------
Cash flows from operating activities:
  Net loss                                                $ (3,604)     $ (2,270)
  Adjustments to reconcile net loss to net
   cash provided by operating activities:
    Depreciation                                             2,372         1,882
    Amortization                                             3,570         3,313
    Loss on sale of property, plant and equipment              --              4
    Minority interest in loss (income) of
     consolidated subsidiary                                   (89)          201
    Deferred income taxes                                   (1,409)        (708)
    Change in assets and liabilities:
     Accounts and notes receivable                             492         6,135
     Inventories                                           (37,757)      (23,990)
     Other current assets                                   (3,536)         (680)
     Other assets                                             (368)           80
     Accounts payable                                       12,929        11,679
     Accrued liabilities                                    (2,455)       (3,385)
                                                          ---------     ---------
Net cash provided by (used in) operating activities        (29,855)       (7,739)
                                                          ---------     ---------
Cash flows from investing activities:
  Purchase of property, plant and equipment                 (7,874)       (5,381)
  Proceeds from sale of equipment                              --            111
  Acquisition of business                                       86           --
  Payment of deferred cost                                     --         (1,359)
  Collection of notes receivable                               227           177
                                                          ---------     ---------
Net cash provided by (used in) investing activities         (7,561)       (6,452)
                                                          ---------     ---------
Cash flows from financing activities:
  Proceeds from long-term debt                              39,398        13,775
  Payments of long-term debt                                  (488)         (220)
  Payments of other long-term obligations                      (36)          --
  Payment of deferred loan fees                               (275)          --
  Proceeds from minority interest                              --            487
                                                          ---------     ---------
Net cash provided by (used in) financing activities         38,599        14,042
                                                          ---------     ---------
Net increase (decrease) in cash and cash equivalents         1,183          (149)
Cash and cash equivalents--beginning                           254           473
                                                          ---------     ---------
Cash and cash equivalents--ending                         $  1,437      $    324
                                                          =========     =========

Supplementary disclosure of cash flow information:
  Cash paid during the period for:
    Income taxes                                          $  1,919      $  1,626
    Interest                                                 9,774         8,144

Non-cash investing and financing activities:
  Equipment acquired by issuance of note payable             1,500           --
  Business acquired by issuance of stock                    10,097           --

               See accompanying notes to consolidated condensed
                             financial statements.

                       PACE HOLDINGS INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                            (Dollars in Thousands)
                                  (Unaudited)

NOTE 1. GENERAL

     In the opinion of management, the accompanying consolidated condensed financial statements contain all adjustments (adjustments are of a normal recurring nature) necessary to present fairly the consolidated financial position of Pace Holdings, Inc. and Subsidiary (the "Company") as of December 31, 1995 and June 30, 1995, and the consolidated results of operations for the six month periods ended December 31, 1995 and 1994 and the consolidated cash flows for the six month periods ended December 31, 1995 and 1994. Results of operations for the six months ended December 31, 1995, are not necessarily indicative of results which will be achieved for the full fiscal year.

NOTE 2. INVENTORIES

     The components of inventory are as follows:

                                        December 31,    June 30,
                                           1995           1995
                                        ------------    ---------
    Finished Goods                      $     32,616    $  8,811
    Work-In-Process                            6,905       4,199
    Raw Materials                             18,326       6,364
    Supplies                                   7,029       6,055
                                        ------------    ---------

                                        $     64,876    $ 25,429
                                        ============    =========

NOTE 3. RELATED PARTIES

     The Company has provided administrative, marketing and distribution functions to an affiliated company at the Company's cost. The affiliated company had performed verti-cast die casting operations, similar to a subcontractor, using raw materials provided by the Company pursuant to a supply agreement between the Company and the affiliated company. Billings to the Company for services provided by the affiliated company were $4.3 million and $4.9 million during the six months ended December 31, 1995 and 1994, respectively. Effective December 1, 1995, the Company has discontinued this relationship.

NOTE 4. CONTINGENCIES

     In connection with the acquisition of Universal Die Casting, Inc. ("Universal") assets by Precision Industries, Inc. ("Precision"), and entity subsequently acquired by the Company during fiscal 1990, the National Labor Relations Board ("NLRB") filed a complaint based on an unfair labor charge filed by the union representing the former employees of Universal. The complaint alleges that the Company refused to hire former employees of Universal because they were union members and refused to bargain with the union. It seeks back pay and benefits, together with interest thereon, from October 18, 1988, and reinstatement on behalf of 81 individuals. In May 1993, the administrative law judge in a recommended order, rendered a decision against the Company. The recommended order would require the Company to recognize and bargain with the union and to offer immediate and full reinstatement of 61 employees and make such employees whole for any loss of earnings and other benefits suffered as a result of the alleged discrimination against them. However, under applicable law, such damages would generally be reduced by the amount of mitigation, if any, by such individuals, including salary and benefits earned by such individuals since October 18, 1988. The Company filed an appeal to the full NLRB in Washington and exceptions to the administrative law judge's recommended order. On January 3, 1996, the NLRB rendered its decision on the Company's appeal by affirming the administrative law judge's decision and recommended order against the Company. The Company intends to appeal the NLRB's decision to the Eighth Circuit Court of Appeals in St. Louis, Missouri and to contest individual backpay specifications in NLRB compliance proceedings, if necessary. During August 1994, the Company began implementation of a plan to offer employment to certain of these individuals, which offers, in the event there was an unfavorable outcome to the Company regarding this matter, would toll the accrual of any further back pay and benefits. The Company believes its hiring practices were objective and complied with all labor laws and that the individuals were denied employment for legitimate reasons. The Company and special litigation counsel have concluded that it is only reasonably possible that there could be an adverse outcome with respect to these proceedings.

     On May 23, 1994, TRW Inc., an Ohio corporation ("TRW") filed a complaint styled as TRW Inc. v. Pace Industries, Inc. and Pace Industries Cast-Tech Division, Inc., No. 94CV71983DT, in United States District Court in the Eastern District of the State of Michigan alleging that the Company breached supply contracts between the parties in 1991 and 1992 and seeking compensatory damages of $4.7 million and punitive damages of $10 million. On November 2, 1994, the Company filed an answer and counterclaim to the TRW complaint denying the allegations in the TRW complaint and claiming compensatory damages approximating $12 million relating to: (i) the nonpayment of invoices for parts ordered and accepted by TRW; (ii) the nonpayment by TRW for parts ordered, but not accepted and (iii) the breach of certain promises and misrepresentations by TRW regarding assets and tooling purchased by the Company for the purpose of manufacturing and supplying parts requested by TRW. On August 2, 1995, TRW filed an amended complaint alleging essentially the same breach of contract claims for the $4.7 million of compensatory damages and an unspecified amount of exemplary damages, although the $10 million claim for punitive damages was removed from the litigation in the amended complaint by TRW. The Company intends to vigorously pursue the counterclaim against TRW, while defending the allegations in the TRW amended complaint, which the Company believes are without merit. The Company and its counsel have concluded that it is only reasonably possible that there could be an adverse outcome with respect to the TRW litigation. A rescheduled trial date, of June 18, 1996, has been set with respect to this litigation and discovery is currently in process.

NOTE 5. INCOME TAXES

     The effective tax rate differs from the statutory rate primarily due to amortization of goodwill which is not deductible for tax purposes. The effective tax rate was calculated based on projected taxable income for the full fiscal year and the anticipated changes in the deferred tax assets and deferred tax liabilities.

NOTE 6. CLASS B COMMON STOCK

     The Company has issued 18,329 shares of Class B Common Stock that can be put to the Company on specific dates beginning in January of 1996, giving the Class B Shareholders the right to sell shares of the Class B Common Stock to the Company at contractually specified prices. The put options with a contractual value of $10,097 were recorded as Class B Common Stock and paid-in capital in the amount that the Company would be obligated to pay if all the put options were exercised.

============================================

             TABLE OF CONTENTS

                                        Page
                                        ----

Available Information...................   2

Incorporation of Certain Information
  by Reference..........................   2

The Company.............................   3

Use of Proceeds.........................   3

Selling Shareholders....................   3

Plan of Distribution....................   4

Capital Stock...........................   5

Recent Developments.....................   5

Legal Opinions..........................   5

Experts.................................   5

Required Financial Information..........   5

============================================



============================================


       LEGGETT & PLATT, INCORPORATED

            5,189,143 Shares
              Common Stock
             $.01 Par Value

     (and Preferred Stock Purchase Rights
         attached to the Common Stock)

         ---------------------

              PROSPECTUS

         ---------------------


         _______________, 199_


============================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses of the Company in connection with the issuance and distribution of the securities being registered, exclusive of those expenses to be borne by the Selling Shareholders.

SEC registration fee.............................. $29,179
Accounting fees and expenses......................   3,000
Legal fees and expenses...........................   3,000
Printing of documents.............................   3,000
Miscellaneous.....................................   1,000
  Total........................................... $39,179

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Company's Restated Articles of Incorporation and Missouri corporation laws, each of the present and former directors and officers of the Company may be entitled to indemnification under certain circumstances from certain liabilities, claims and expenses arising from any threatened, pending or completed action, suit or proceeding (including any such action, suit or proceeding arising under the Securities Act of 1933), to which they are made a party by reason of the fact that he is or was a director or officer of the Company.

     The Company insures its directors and officers against certain liabilities and has insurance against certain payments which it may be obliged to make to such persons under the indemnification provisions of its Restated Articles of Incorporation.

ITEM 16.  EXHIBITS

     5      Opinion of Ernest C. Jett, Assistant General Counsel to Registrant

     23(a)  Consent of Price Waterhouse LLP

     23(b)  Consent of Coopers & Lybrand L.L.P.

     23(c) Consent of Ernest C. Jett, Assistant General Counsel (contained in opinion filed as Exhibit 5 hereto)

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

(a)

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Carthage, State of Missouri, on the 6th day of May, 1996.

                            LEGGETT & PLATT, INCORPORATED


                            By:   /s/ HARRY M. CORNELL, JR.
                                  -------------------------------------
                                  Harry M. Cornell, Jr.
                                  Chairman of the Board and
                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harry M. Cornell, Jr., Felix E. Wright, Robert A. Jefferies, Jr. and Michael A. Glauber, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                 Signature                        Title                      Date
                 ---------                        -----                      ----

(a)  PRINCIPAL EXECUTIVE OFFICER:


     /s/ HARRY M. CORNELL, JR.        Chairman of the Board, Chief        May 6, 1996
     -------------------------        Executive Officer and Director
     Harry M. Cornell, Jr.


(b)  PRINCIPAL FINANCIAL OFFICER
     AND PRINCIPAL ACCOUNTING OFFICER:


     /s/ MICHAEL A. GLAUBER           Senior Vice President, Finance      May 6, 1996
     ----------------------           & Administration
     Michael A. Glauber


(c)  DIRECTORS:


     /s/ RAYMOND F. BENTELE        Director       May 6, 1996
     ----------------------
     Raymond F. Bentele


     /s/ ROBERT TED ENLOE, III     Director       May 6, 1996
     -------------------------
     Robert Ted Enloe, III


     /s/ RICHARD T. FISHER         Director       May 6, 1996
     ---------------------
     Richard T. Fisher


                                   Director
     ------------------
     Frank E. Ford, Jr.


     /s/ DAVID S. HAFFNER          Director       May 6, 1996
     --------------------
     David S. Haffner


     /s/ ROBERT A. JEFFERIES, JR.  Director       May 6, 1996
     ----------------------------
     Robert A. Jefferies, Jr.


                                   Director
     -------------------
     Alexander M. Levine


     /s/ RICHARD L. PEARSALL       Director       May 6, 1996
     -----------------------
     Richard L. Pearsall


                                   Director
     ---------------------------
     Maurice E. Purnell, Jr.


     /s/ FELIX E. WRIGHT           Director       May 6, 1996
     -------------------
     Felix E. Wright

                                 EXHIBIT INDEX

Exhibit
Number                      Description
- ------                      -----------
5           Opinion of Ernest C. Jett, Assistant General Counsel to the Registrant

23(a)       Consent of Price Waterhouse LLP

23(b)       Consent of Coopers & Lybrand L.L.P.

23(c)       Consent of Ernest C. Jett, Assistant General Counsel (contained in
            Opinion)
